Morgan Stanley & Co. LLC

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

April 16, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:                    Mark Shurman

Gabriel Eckstein

Christine Davis

Joyce Sweeney

Re:                             Splunk Inc.

Registration Statement on Form S-1

Filed on January 12, 2012

File No. 333-178988

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Splunk Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on
April 18, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 9, 2012:

(i)                                     Dates of Distribution: April 9, 2012 through the date hereof

(ii)                                  Number of prospective underwriters to whom the preliminary prospectus was furnished: 7

(iii)                               Number of prospectuses furnished to investors: approximately 1,297

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 91

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

CREDIT SUISSE SECURITIES (USA) LLC

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Colin R. Stewart
Name: Colin R. Stewart
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steve West
Name: Steve West
Title: Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Jason Fournier
Title: Executive Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]